STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

Unaudited Interim Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2007.

STRATHMORE MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	September 30, 2007	December 31, 2006

ASSETS

Current
Cash and equivalents	$3,015,689	$5,299,908
Short term investments (Note 9)	15,973,545	27,412,579
Receivables	2,961,945	407,910
Prepaid expenses	214,076	30,593

	22,165,255	33,150,990

Property, Plant and Equipment	1,959,348	690,904
Mineral property interests (Note 3)	5,512,710	7,702,446
Deferred exploration costs (Note 4)	8,072,810	11,946,014

	$37,710,123	$53,490,354

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,529,685	$724,055
Deposits for deferred exploration	954,719	-

	2,484,40	724,055

Non-controlling interest (Note 1)	1,162,427	-

Shareholders' equity
Capital stock (Note 6)	51,918,486	68,447,106
Contributed surplus (Note 6)	3,078,094	2,205,940
Deficit	(20,933,288)	(17,886,747)

	34,063,292	52,766,299

	$37,710,123	$53,490,354

Subsequent events (Note 11)

On behalf of the Board:

“Dev Randhawa”	Director	“Ray Larson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

 (Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006

GENERAL AND ADMINISTRATIVE EXPENSES
Advertising and promotion	$ 74,775	$ 12,350	$ 326,026	$ 68,666
Amortization	87,497	16,494	168,397	42,301
Building repair and maintenance	34,264	-	34,264	-
Business development	103,356	32,097	227,283	83,021
Consulting fees	786,079	203,424	1,524,179	609,377
Insurance	36,502	-	138,916	-
Investors Relations	-	13,938	6,559	13,938
Office and miscellaneous	89,065	30,080	266,218	79,288
Professional fees	203,982	136,601	562,537	311,495
Regulatory fees	3,833	2,419	47,901	38,017
Rent	33,023	15,480	97,109	43,147
Shareholder communications	76,852	3,322	153,135	43,839
Short term investment fees	26,187	13,655	78,206	48,436
Stock-based compensation (Note 6)	378,111	91,633	872,153	407,073
Telephone	17,034	8,561	58,817	29,432
Trade shows and conferences	54,101	86,942	296,785	296,538
Transfer agent	3,972	3,447	13,539	14,318
Travel	36,043	16,860	81,826	47,766
Vehicle expenses	5,488	-	26,610	-
Wages and benefits	200,751	95,745	511,994	250,239

Loss before other items	(2,250,915)	(783,048)	(5,492,454)	(2,426,891)

OTHER ITEMS
Interest income	244,420	277,932	987,959	883,227
Foreign currency gain (loss)	(67,750)	-	(77,593)	-
Miscellaneous income	-	-	3,452	-
Realized loss on investments	(87,698)	-	(87,698)	-
Unrealized gain (loss) on investments	151,005	367,774	(117,562)	160,393

	239,977	645,706	708,558	1,043,620

Loss before income taxes	(2,010,938)	(137,342)	(4,783,897)	(1,383,271)
Future income tax recovery	-	-	1,737,356	-

Loss for the period	(2,010,938)	(137,342)	(3,046,541)	(1,383,271)
Deficit, beginning of period	(18,922,350)	(16,821,988)	(17,886,747)	(15,576,059)
Deficit, end of period	$ (20,933,288)	$ (16,959,330)	$ (20,933,288)	$ (16,959,330)
Basic and diluted loss per common share	$ (0.03)	$ (0.01)	$ (0.04)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	72,503,175	69,404,695	72,051,306	65,033,256

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2007	Three Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(2,010,938)	$(137,342)	$(3,046,541)	$(1,383,271)
Items not affecting cash
Amortization	87,497	16,494	168,397	42,301
Unrealized (gain) loss on investments	(151,005)	(367,774)	117,562	(160,393)
Stock-based compensation	378,111	91,633	872,153	407,073
Future income tax recovery	-	-	(1,737,356)	-

Changes in non-cash working capital items:
(Increase) decrease in short term investments	9,227,504	(208,927)	11,321,472	(18,066,972)
Increase in deposits	205,745	-	954,719	-
(Increase) decrease in receivables	(2,239,249)	22,237	(2,554,034)	9,703
Increase in prepaid expenses	(196,458)	(359,604)	(183,484)	(350,783)
Increase in accounts payable and accrued liabilities	624,446	231,677	805,628	402,387

Cash used in operating activities	5,925,653	(711,606)	6,718,516	(19,066,972)

CASH FLOWS FROM INVESTING ACTIVITIES
Reorganization costs	257,073	-	-	-
Deferred exploration costs	(3,423,919)	(2,323,691)	(9,551,448)	(5,262,967)
Equipment purchased	(244,536)	(26,282)	(1,436,841)	(41,979)
Mineral property interests	(708,657)	(2,790)	(965,184)	(339,737)

Cash used in investing activities	(4,120,039)	(2,352,763)	(11,953,473)	(5,644,683)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs	(328,914)	(4,769)	(328,914)	(684,014)
Transfer of cash per plan of arrangement	(500,000)	-	(500,000)	-
Capital stock issued	120,000	31,250	3,779,652	20,451,259

Cash provided by financing activities	(708,914)	26,481	2,950,738	19,767,245

Change in cash and equivalents during the period	1,096,700	(3,037,888)	(2,284,219)	(4,977,393)

Cash and equivalents, beginning of period	1,918,989	10,204,316	5,299,908	12,143,821

Cash and equivalents, end of period	$3,015,689	$7,166,428	$3,015,689	$7,166,428

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of Strathmore Minerals Corp. (the “Company”), its wholly owned subsidiary, Strathmore Resources (US) Ltd and a 60% owned private subsidiary, Roca Honda Resources, LLC.  Significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year with the exception of the accounting policy regarding the financial instruments and comprehensive income as disclosed in Note 9.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company's principal business activity is the acquisition, exploration, and development of mineral property interests.

3.

MINERAL PROPERTY INTERESTS

	September 30, 2007	December 31, 2006

Athabasca property, Canada	$ -	$ 459,702
Chord property, USA	148,282	137,282
Comstock property, Canada	-	494,271
Dieter Lake property, Canada	-	618,792
Duddridge Lake property, Canada	-	382,245
Fort Mcleod property, Canada	-	299,071
New Mexico properties, USA	2,655,283	1,720,833
Staked properties, Canada	-	831,260
Staked properties, Peru	-	69,580
Wyoming properties, USA	2,709,145	2,689,410

	$ 5,512,710	$ 7,702,446

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

3.

MINERAL PROPERTY INTERESTS (cont’d…)

Chord property, USA

The Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $59,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009. During the nine months ended September 30, 2007 the Company paid $11,000 (US$10,000) ((2006 - $14,381 (US$10,000)).  The property is subject to a 2% gross royalty.

New Mexico properties, USA

The Company acquired a 100% interest in certain claims located in New Mexico, USA, by paying $1,209,892, incurring additional costs of $336,891 and issuing 600,000 common shares valued at $1,108,500. Certain claims are subject to a 1% royalty.

On July 26, 2007, Strathmore completed an agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop its Roca Honda uranium project in New Mexico. As of this date, Strathmore has transferred its entire interest in Roca Honda to a 60% owned subsidiary, Roca Honda Resources, LLC. Sumitomo owns the remaining 40% of Roca Honda Resources LLC.  Over five years, Strathmore and Sumitomo will fund a $US 27.2 million feasibility study in proportion to their respective ownership interests. Following completion of the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine. Subsequent to September 30, 2007, Strathmore received US$ 1 million from Sumitomo for completing the agreement.

 On September 21, 2007 Strathmore completed an agreement with Nu-Mex Uranium Resources Inc. (“Nu-Mex”) to explore and develop Strathmore’s Nose Rock project. Upon closing of the agreement, Nu-Mex issued Strathmore US$250,000. Nu-Mex has the exclusive right to earn a 65% interest by meeting certain obligations. Nu-Mex will be required to issue 5,000,000 common shares to the limited liability company to be formed to consummate this agreement. Nu-Mex will incur a total of US$44.5 million in work commitment expenditures by spending US$1 million in both the first year and second year, US$1.5 million in the third year, US$10 million in the fourth, fifth and sixth years and a final US$11 million in the in the seventh year. After the third year expenditure commitments are met, Nu-Mex will earn a 25% interest and after the seventh year commitments are met, Nu-Mex will earn its 65% interest. Strathmore retains the right to pay US$25 million to earn back a 16% interest in the project.

Wyoming properties, USA

The Company acquired a 100% interest in a certain claims located in Wyoming, USA by paying $87,560, incurring additional costs of $422,835 and issuing 1,150,000 common shares valued at $2,198,750.

On March 14, 2007 the Company granted an option for an 80% interest in its Red Creek, property to Yellowcake Mining Inc. (“Yellowcake”). In return for the option, Yellowcake has issued 9,000,000 shares to Strathmore in the capital of Yellowcake, and will fund US$ 8 million over 5 years toward the property’s exploration. Yellowcake will also be required to pay a royalty payment to Strathmore of 3% of the optioned portion of all future production.

The Company granted options for a 60% interest in its Jeep and Sky properties to Yellowcake.  In return for the options, Yellowcake will fund $US 10 million over 6 years for Jeep and $US 7.5 over 4 years for Sky toward the properties exploration. The Company has a right to earn back 11% of each property by reimbursing Yellowcake for its exploration costs.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

3.

MINERAL PROPERTY INTERESTS (cont’d…)

Wyoming properties, USA (cont’d…)

On September 4, 2007 Strathmore completed an agreement with American Uranium Corp (“AUC”) to finance the development of the Pine Tree – Reno Creek uranium project. As part of the agreement, AUC has reimbursed Starthmore $300,000 for all reasonable costs incurred related to the agreement. AUC has an option to earn a 60% interest in the property by issuing Strathmore 6,000,000 common shares in the capital of AUC, spending a total of US$5 million in expenditures over the first 3 years for its initial 22.5% interest, and spending an additional US$28 million between the 3rd and 6th anniversary of the closing of the agreement to earn its remaining interest. Strathmore retains the right, up to 90 days of a bankable feasibility study, to earn back 11% of the project by paying AUC $14 million. Until AUC has completed its 60% earn-in commitment, Strathmore will remain the operator of the project.

4.

DEFERRED EXPLORATION COSTS

	Canada	USA	Peru	Total

As at December 31, 2005	$2,795,945	$615,277	$159,768	$3,570,990
Geology	714,566	2,819	761	718,146
Geophysics	2,527,239	-	-	2,527,239
General expenses	62,172	130,263	37,633	230,068
Lab analysis & sampling	19,990	-	-	19,990
Property fees	181,430	514,003	30,276	725,709
Personnel time	1,743,786	1,582,897	131,355	3,458,038
Travel	506,005	159,605	30,224	695,834

As at December 31, 2006	$8,551,133	$3,004,864	90,017	$11,946,014
Access	-	5,263	-	5,263
Drilling	483,255	214,460	-	697,715
Engineering	-	339,084	479	339,563
Environmental	-	76,514	-	76,514
Equipment & vehicle rental	518,757	8,895	949	528,601
Facilities/Construction	29,851	1,234	-	31,085
Geology	1,536,354	51,084	-	1,587,438
Geophysics	1,150,058	-	-	1,150,058
General expenses	133,674	86,766	10,240	230,680
Health & safety	-	1,363	-	1,363
Property fees	552,958	251,169	45,674	849,801
Permitting/Regulatory	104,916	168,933	-	273,849
Personnel time	844,605	766,687	70,547	1,681,839
Travel	103,028	90,192	10,584	203,804
Water rights	-	1,770	-	1,770

As at July 17, 2007, date of spin out (Note 6)	$14,008,589	5,068,278	28,490	$19,605,357

Transfer to Fission Energy Corp	(14,008,589)	-	(528,490)	(14,537,079)

-Continued-

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

4.

DEFERRED EXPLORATION COSTS (cont’d…)

	Canada	USA	Peru	Total

Continued…

Access	-	30	-	30
Drilling	-	3,398,596	-	3,398,596
Engineering	-	281,691	-	281,691
Environmental	-	153,766	-	153,766
Equipment & vehicle rental	-	3,820	-	3,820
Facilities/Construction	-	1,064	-	1,064
Geology	-	96,306	-	96,306
Geophysics	-	6,786	-	6,786
General expenses	-	14,621	-	14,621
Health & safety	-	8,101	-	8,101
Legal	-	35,646		35,646
Metallurgy	-	5,034	-	5,034
Property fees	-	435,309	-	435,309
Permitting/Regulatory	-	344,359	-	344,359
Personnel time	-	218,485	-	218,485
Radiation protection	-	2,623	-	2,623
Travel	-	64,465	-	64,465
Water rights	-	11,650	-	11,650

	-	10,150,630	-	10,150,630

Costs recovered		(2,077,820)		(2,077,820)

As at September 30, 2007	$ -	$ 8,072,810	$ -	$ 8,072,810

5.

PLAN OF ARRANGEMENT

On June 19, 2007 the shareholders of Strathmore approved a plan of arrangement (“the arrangement”) to reorganize the Canadian and Peruvian mineral property interests. The effective date of the transaction was July 17, 2007.

Under the terms of the arrangement, all of Strathmore’s Canadian and Peruvian mineral property interests and its investment in Great Bear Resources, with a cost base of $18,117,002 and $500,000 cash were transferred to Fission Energy Corp. (“Fission”).  The company also incurred $328,914 of reorganization costs to complete arrangement (Note 6). Under the terms of the arrangement, Strathmore’s shareholders received one new common share in exchange for their old Strathmore common share and one-third of one common share in the capital of Fission for each common share held on the share distribution record date of July 13, 2007.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized
Unlimited number of common shares, without par value

Issued
As at December 31, 2005	55,755,514	$ 41,299,968	$ 4,857,621
Private placements	3,265,950	8,699,795	-
Exercise of options	2,370,000	2,377,598	(446,798)
Exercise of warrants	8,340,084	14,546,759	(2,935,909)
Acquisition of mineral property interests	900,000	2,207,000	-
Stock-based compensation	-	-	731,026
Share issuance costs	-	(684,014)	-

As at December 31, 2006	70,631,548	68,447,106	2,205,940
Exercise of options	596,000	1,009,400	-
Exercise of warrants	1,179,364	2,770,252	-
Acquisition of mineral property interests	100,000	425,000	-
Tax benefits renounced to flow through share subscribers	-	(1,737,356)	-
Plan of arrangement (Note 5)	-	(18,995,916)	-
Stock-based compensation	-	-	872,154

As at September 30, 2007	72,506,912	$ 51,918,486	$ 3,078,094

Included in issued capital stock are 75,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

In May, 2006, the Company issued 1,697,300 flow-through shares at $3.00 per share and 1,568,650 units at $2.30 per unit for total proceeds of $8,699,795. Each unit consists of one common share and one half of one share purchase warrant. One whole warrant is exercisable at $3.25 and expires November 9, 2007. In connection with the placement, the Company paid commissions of $521,988 in cash and issued 195,957 Agents’ options. Each option entitles the Agent to purchase one common share at $2.55 per share.

During the third quarter of 2007, the Company requested and received regulatory approval to extend the expiry date of the $3.25 warrants until May 9, 2008.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of 5 years.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2005	9,082,990	$ 1.37	3,888,000	$ 1.16
Granted	980,282	2.42	2,840,000	1.88
Exercised	(8,340,084)	1.39	(2,370,000)	0.81
Expired/cancelled	(2,500)	0.76	(163,000)	1.89

Outstanding, December 31, 2006	1,720,688	$ 2.24	4,195,000	$ 2.11
Granted	-	-	2,500,000	2.75
Exercised	(1,179,363)	0.85	(566,000)	1.65

Outstanding, September 30, 2007	541,325	$ 2.39	6,129,000	$ 2.14

Number currently exercisable	541,325	$ 2.39	3,629,000	$ 1.71

As at September 30, 2007, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price Before Plan of Arrangement	Exercise Price After Plan of Arrangement	Expiry Date

Options	300,000	2.20	2.05	April 29, 2008
	125,000	2.50	2.34	April 13, 2009
	755,000	1.50	1.40	October 6, 2010
	100,000	3.00	2.80	December 15, 2010
	1,692,000	1.70	1.59	August 31, 2011
	657,000	2.10	1.96	October 27, 2011
	2,500,000	-	2.75	August 31, 2012

Total	6,129,000

Warrants	541,325	3.25	2.39	May 9, 2008

Total	541,325

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

As of July 17, 2007, each outstanding Strathmore Option had an adjusted exercise price to take into account the change in the fair market value of Strathmore Shares as a result of transferring the spin-out assets from Strathmore to Fission.

All outstanding warrants of the Company at the completion date of the plan of arrangement are entitled to receive one share of the Company and one-third of one Fission share for each warrant exercised. The exercise price is split between the Company and Fission and has been determined using the same ratio that the fair market value of the Canadian and Peruvian net assets made up of the total net assets of Strathmore on July 17, 2007.

Stock-based compensation

During the period ended September 30, 2007, the Company granted 2,500,000 (2006 – 2,040,000) options to employees, consultants and directors. Pursuant to the vesting of options issued, total stock-based compensation recognized in the statement of operations during the nine months ended September 30, 2007 was $872,154 (2006 - $407,074).  This amount was also recorded as contributed surplus on the balance sheet.  All options are recorded at fair value using the Black-Scholes option pricing model.

The following assumptions were used for the valuation of stock options and warrants:

Nine month period ended September 30,	2007	2006

Risk-free interest rate	4.37%	4.13%
Expected life	5 years	4 years
Annualized volatility	149%	46%
Dividend rate	0.00%	0.00%

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Nine month period ended September 30,	2007	2006

Cash paid during the period for interest	$ -	$ -

During the nine month period ended September 30, 2007 the Company issued 100,000 (2006 – 900,000) common shares valued at $425,000 (2006 -$2,207,000) pursuant to the acquisition of mineral property interests.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

8.

RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

Nine month period ended September 30,	2007	2006

Directors’ fees	$ 123,000	$ -
Consulting fees	958,744	426,770

Total	$ 1,081,744	$ 426,770

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

9.

FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new handbook sections provide the requirements for the recognition of financial instruments, as well as standards on when and how hedge accounting may be applied. As of September 30, 2007, the Company has not assigned any derivatives as hedging instruments.

Introduced in Handbook Section 1530 is a new component of equity called comprehensive income that allows investments to be carried at market value, cost, or amortized cost. If an investment is classified as “available-for-sale” any unrealized gains and losses are accumulated on the balance sheet and shown as a separate line item in equity. Once these items are realized they are transferred to the income statement. The Company has assigned all short-term investments, as shown on the balance sheet, as held-for-trading, therefore all gains and losses are recognized in the income statement as they occur.

10.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for the nine months ended September 30, 2007 and 2006 to relate to this segment.

The Company has mineral property interests located in the USA and conducts administrative activities from Canada.  The total amount of capital assets attributable to Canada is $726,487 (2006 - $11,979,000), and the USA is $14,818,381 (2006 - $7,900,767).

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2007

11.

SUBSEQUENT EVENTS

a.

On October 22, 2007, Strathmore’s subsidiary, Strathmore Resources (US) Ltd., completed a formal option agreement with Nu-Mex Uranium Resources Inc. (“Nu-Mex”) to explore and develop Strathmore’s Dalton Pass properties (the “Dalton Pass” project). The agreement terms grant Nu-Mex exclusive rights to earn a 65% interest in the Dalton Pass project. Under the terms of the transaction, Strathmore received US$250,000. Nu-Mex has committed to US$16,750,000 in property expenditures and additional cash payments of US$1,000,000 over six years.  Strathmore retains the right to earn back a 16% interest in the project for a period of 90 days after the completion of a Bankable Feasibility Report by paying US$8,000,000 to Nu-Mex , providing Nu-Mex has met all of its obligations required to earn a 65% interest.

b.

Issued 25,000 common shares valued at $2.62 pursuant to a mineral property database acquisition.

c.

In October 2007, Strathmore acquired an additional 13,900 acres (5,625 hectares) in the Gas Hills Uranium District, Wyoming. The lands were added by staking 658 claims and acquiring one State of Wyoming Mineral Lease.

d.

In November 2007, Strathmore completed the acquisition of the New Rock Hill Uranium Mine and associated mining claims in Wyoming from the Elmhurst Financial Group. The project is located northeast of the Company’s 100% owned George-Ver deposit in the Gas Hills District, and totals 3,200 acres (1,295 hectares).